TRI-VISION INTERNATIONAL LTD./LTEE.

MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE THREE MONTH PERIOD ENDED DECMBER 31, 2004

The following Management's Discussion and Analysis (MD&A) has been prepared to help shareholders understand the financial performance of the Company and provides information that management believes is relevant to an assessment and understanding of the Company's risks and opportunities, and performance measures that are relevant to the Company's operations. The discussion, which has been prepared as of January 24, 2005 should be read in conjunction with the unaudited interim consolidated financial statements and notes thereto for the three and nine month periods ended December 31, 2004 and Management's Discussion and Analysis (MD&A) for the fiscal year ended March 31, 2004 contained in the Company's 2004 Annual Report.

All dollar amounts are in Canadian Dollars unless otherwise stated.

BUSINESS OVERVIEW:

The Company continued to increase its cash on hand. As at December 31, 2004 the cash balance stood at $5,940,133 compared to $4,610,296 as at March 31, 2004. Revenues for the third quarter of 2004 were down for both our licensing and CATV operations as a result of new agreements for V-chip licensing taking longer than anticipated to materialize and a general temporary decline in the demand for CATV products internationally and domestically. Management is continuing to explore and develop new products to increase CATV product sales.

RESULTS OF OPERATIONS:

(In thousands of Cdn. dollars, except per share information)

	For three months ended December 31		For nine months ended December 31	
	2004	2003	2004	2003
Revenues	$1,393	$1,738	$ 6,127	$ 6,177
Gross profit	$ 393	$ 848	$ 2,538	3,024
Gross profit %	28.2%	48.8	41.4 %	48.9 %
EBITDA	$ (203)	$ 422	$ 1,175	$ 1,496
EBITDA %	(14.6%)	24.3%	18.6%	24.2%
Net Income/(loss)	$ (654)	$ 6	$ (234)	$ 131
Net income/(loss) %	(46.9%)	0.3%	(3.8%)	2.8%
Per share information				
EBITDA - basic	($0.003)	$0.007	$0.020	$ 0.027
Net Income - basic	($0.011)	$0.000	($0.004)	$ 0.002
Weighted average shares outstanding (in thousands) - basic	54,100	53,795	54,100	53,795
- diluted	55,164	55,031	55,164	55,031

Operating Results for the quarter and nine months ended December 31, 2004 compared to 2003

Revenue

Revenue for the quarter ended December 31, 2004 decreased by 19.8% to $1,393,000 compared to $1,738,000 reported in quarter ending December 31, 2003. Of the total revenues for quarter,$557,000 related to V-Chip licensing, as compared to $759,000 for the corresponding period last year and $836,000 related to CATV business, as compared to $979,000 for the corresponding period in the prior year.

Gross Profit Margin

Gross profit margin decreased to 28.2% for the quarter ended December 31, 2004 compared to 48.8% in the corresponding period last year. The decrease in gross profit margin was due to lower licensing revenues during the quarter , while amortization of the related Patents remained fixed. The gross profit margin was further negatively impacted by increased material costs that could not be passed through sales and were absorbed by the Company.

Research and Development Costs

Net research and development expenditures were $240,000 for the quarter ended December 31, 2004 as compared to $151, 000 in the corresponding period last year. Current year's expenditures relate to normal R & D department operations which have been expensed during this period

Foreign exchange gain/(loss)

Since the second quarter of fiscal 2004, the Company adopted a policy of minimizing the risk relating to foreign exchange. This policy calls for determining the amount in US dollars that the Company requires for its payments for the entire fiscal year. The Company retains 50% of the US dollars it receives for these expenses and immediately converts the remainder into Canadian dollars. This allows the Company to hedge the impact of fluctuations in the US dollar relative to the Canadian dollar.

Selling, General & Administrative Expenses

Selling, general & administrative expenses were $645,000 for the three month period ended December 31, 2004 compared to $584,000 in the corresponding period last year. The increase is due to legal costs relating to V-Chip licensing with TV manufacturers.

Net(loss)/ income

Net loss after taxes was $654,000 ($0.011 per share) for the quarter ended December 31, 2004 compared to a net income of $7,000 ($0.000 per share) in the corresponding period last year. The net loss is attributable to: (a) lower licensing revenue as well as lower CATV sales for the period, (b) conversion of term deposits held in US currency as collateral for a Bank Guarantee issued against licensing revenue and (c) accounts receivable balances at the beginning of the period converted in Canadian dollars on receipt as the Canadian dollar appreciated further during the quarter under review. The exchange loss as at December 31, 2004 was $109,000 as compared to a loss of $136,000 in the corresponding period last year.

Earnings Before Interest, Income Tax and Depreciation & Amortization (EBITDA)

Earnings before interest, income tax and non-cash depreciation and amortization costs for the quarter ended December 31, 2004 was ($203,000) (($0.003) per share) compared to $422,000 ($0.007 per share) in the corresponding period last year.

EBITDA data is provided to better reflect the Company's results from operational activities. "EBITDA" is calculated as net earnings before interest, income tax, depreciation and amortization. Since EBITDA does not have any standardized meaning prescribed by Canadian Generally Accepted Accounting Principles (GAAP), it may not be considered in isolation or as a substitute for (i) net earnings or loss, as an indicator of the operating performance of the Company, or (ii) cash flow from operating, investing, and financing activities, as a measure of liquidity.

Income taxes

We have accumulated tax losses which are available to reduce our future taxable income. Our tax benefits have not been recognized but we have fully provided for them by a valuation allowance.

Working Capital

Working capital ratios at December 31, 2004 and 2003 were 7.9:1 and 6.1:1, respectively. Net working capital and cash flow from operations are satisfactory for the Company's current needs.

LIQUIDITY AND CAPITAL RESOURCES:

Operating activities:

The Company had a net unrestricted cash balance of $5,940,133 as at December 31, 2004 compared to a net unrestricted cash balance of $4,610,296 as at March 31, 2004. Cash flow from operating activities for the quarter ended December 31, 2004 was $389,000 compared to $910,804 in 2003.

Investing activities:

The Company used $551,000 in investing activities during the quarter ended December 31, 2004 as compared to $2,556,000 in the corresponding period last year.

Financing activities:

During the quarter ended December 31 2004, the Company used $60,000 for the repayment of a mortgage and government grant and generated $512,000 from the exercise of stock options resulting in net cash generated of $452,000 as compared to $1,250,000 (from mortgage financing) in the corresponding period last year.

Management believes that the Company's cash resources will be sufficient to fund its normal working capital requirements for at least the next 12 months. However, additional funding may be required to support special projects and initiatives which the Company decides to pursue during the 2005 fiscal year.

The Company does not plan on any significant capital expenditures during the coming fiscal year and there are no long-term capital requirements at present.

Stock-based compensation plan:

The Company has a stock-based compensation plan, which is described in note [10?] to the [audited?] consolidated financial statements. Effective April 1, 2002, stock-based compensation awarded to non-employees is recognized as an expense using the fair value method. The stock-based compensation awarded to employees and directors requires pro-forma disclosure as if such awards were exercised using the fair value method.

Effective from April 1, 2003, the Company prospectively adopted the recommendations in CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", under which stock options awarded to employees and directors from April 1, 2003 are recognized as an expense using the fair value method. Stock options awarded to employees and directors prior to April 1, 2003 but subsequent to April 1, 2002 require pro-forma disclosure of net income and income per share as if these awards were expensed using the fair value method. These and other disclosures are outlined in note [10?] to the [audited?] consolidated financial statements. Any consideration paid on the exercise of stock options is credited to capital stock.

Litigation:

The Company's claim against Toshiba for patent infringement was settled on October 7, 2004 culminating in the signing of a licensing agreement.

The Company continues to pursue its claim for patent infringement against Jutan International – an Asian based TV manufacturer.. Management has not set up any possible revenue in the current quarterly financial statement as the claim was not resolved at December 31, 2004.

RISK AND UNCERTAINTIES:

Tri-Vision International Ltd/Ltée has not had any significant changes to its risks and uncertainties from those disclosed in the Company's 2004 MD&A.

A Petition was filed on November 3, 2004 with the U.S. Federal Communication Commission ("FCC") by the Consumer Electronics Association ("CEA") requesting clarification and/or reconsideration of the FCC's recently adopted rules regarding the functionality of v-chip in digital television receivers. The CEA is the principal U.S. trade association for the consumer electronics industry and its members include the world's leading consumer electronics manufacturers. The rules, as presently drafted, require all digital television receivers to contain v-chip functionality that will permit the current TV ratings system to be modified. Tri-Vision believes that its patented v-chip technology is the only known technology that provides this functionality and expects v-chip licensing revenue to benefit significantly from the transition to digital television.

Tri-Vision is of the view that the concerns expressed by the CEA in its Petition are already being addressed in its current licensing policies. In addition, representatives of the Company met with the FCC to address the concerns raised in the CEA Petition and to respond to any questions or concerns the FCC may have regarding the same. However, should the FCC determine to modify the digital television v-chip functionality requirements in a manner unfavourable to Tri-Vision, the Company's future anticipated revenues from v-chip licensing could be significantly adversely affected?

OFF-BALANCE SHEET ARRANGEMENTS:

The Company is not a party to any material off-balance sheet arrangements.

The Company has provided a standby letter of credit for the total potential obligation exposure of US $1,671,000 collateralized by the same amount of restricted term deposits. The contingent obligation has been disclosed in note 18 to the consolidated financial statements.

RELATED PARTY TRANSACTIONS:

1. During fiscal 1999, $140,000 was advanced to a director of the Company of which $2,199 (2003 - $19,214) is still outstanding and is included in Accounts Receivable. The advances are unsecured, non-interest bearing and due on demand.

2. During quarter ended December 31 2004, the Company paid one of its directors $50,000 (2003 – $45,000) for technical consulting services.

OUTLOOK:

Tri-Vision International Ltd/Ltée has not had any significant changes to its outlook from those that were disclosed in the Company's 2004 MD&A.

DISCLAIMER

Certain statements may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

TRI-VISION INTERNATIONAL LTD./LTEE

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

ASSETS	NOTES	As at December 31 2004 $	As at March 31 2004 $
CURRENT			
Cash and cash equivalents		3,440,133	4,610,296
Restricted cash equivalents	3	366,666	524,428
Term deposits		2,500,000	-
Accounts receivables	4, 15	1,299,048	2,577,550
Inventories	5	1,230,734	1,279,854
Prepaid expenses		164,361	92,248
Taxes recoverable		11,693	65,450
		9,012,635	9,149,826
Restricted term deposits	3	2,091,173	952,497
Deferred development costs	6	2,463,908	2,879,168
Capital assets, net	7	2,242,945	2,248,437
V-Chip license and Patents, net	8	9,532,945	10,228,645
		25,343,606	25,458,573

LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT			
Accounts payable and accrued liabilities		732,434	995,640
Customers' deposits		165,479	268,417
Government grants payable – current portion	12	114,000	119,040
Mortgage payable – current portion	14	126,000	121,000
		1,137,913	1,504,097
Government grants payable	12	324,190	375,960
Mortgage payable	14	1,013,908	1,109,920
		1,338,098	1,485,880
CONTINGENCIES			
SHAREHOLDERS' EQUITY			
Capital stock	10	34,459,736	33,886,986
Contributed surplus		204,960	145,200
Deficit		(11,797,101)	(11,563,590)
		22,867,595	22,468,596
		25,343,606	25,458,573

See notes to the consolidated financial statements

TRI-VISION INTERNATIONAL LTD./LTEE

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT

(UNAUDITED)

	NOTES	For three months ended December 31 2004 $	For three months ended December 31 2003 $	For nine months ended December 31 2004 $	For nine months ended December 31 2003 $
Revenue	11	1,392,813	1,737,821	6,126,974	6,176,780
Cost of sales	8, 18	1,000,139	889,838	3,588,649	3,153,006
Gross profit		392,674	847,983	2,538,325	3,023,774
Selling, general and administrative expenses		644,692	583,800	1,774,491	1,730,589
Research and development	13	239,574	150,894	700,988	492,320
		884,266	734,694	2,475,479	2,222,909
Income before interest, foreign exchange gain (loss) and income taxes		(491,592)	113,289	62,846	800,865
Interest income		19,106	18,057	69,438	49,365
Mortgage Interest	14	(13,849)	(360)	(40,221)	(360)
Foreign exchange gain (loss)		(109,169)	(69,752)	(135,904)	(462,427)
Income before income taxes		(595,504)	61,234	(43,841)	387,443
Provision for current income taxes	16	58,292	54,548	189,670	256,167
Net income		(653,796)	6,686	(233,511)	131,276
Deficit, beginning of period		(11,143,305)	(12,622,172)	(11,563,590)	(12,746,762)
Deficit, end of the period		(11,797,101)	(12,615,486)	(11,797,101)	(12,615,486)
Net income per share	19	(0.011)	0.000	(0.004)	0.002
Net income per share – diluted	19	(0.011)	0.000	(0.004)	0.002

See notes to the consolidated financial statements

TRI-VISION INTERNATIONAL LTD./LTEE

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	NOTES	For three months ended December 31 2004 $	For three months ended December 31 2003 $	For nine months ended December 31 2004 $	For nine months ended December 31 2003 $
OPERATING ACTIVITIES:					
Net (loss) income		(653,796)	6,686	(233,511)	131,276
Add charges to operations not involving cash					
Compensation expense for					
Options granted to service providers		-	-	59,760	-
Amortization of capital assets		27,019	8,404	77,239	46,144
Amortization of deferred development costs		138,420	138,420	415,260	415,260
Amortization of V-Chip license and patent		231,900	231,900	695,700	695,700
		(256,457)	385,410	1,014,448	1,288,380
Changes in non-cash working capital balance related to operations					
Account receivable		640,580	540,145	1,278,503	670,990
Inventories		(101,871)	(305,792)	49,120	(1,091,137)
Prepaid expenses		(84,637)	(64,244)	(72,113)	(67,980)
Accounts payable and accrued liabilities		136,053	653,319	(263,206)	688,746
Taxes payable (recoverable)		53,170	(21,491)	53,757	139,723
Customers' deposits		2,435	(276,543)	(102,939)	(130,566)
Cash flow provided by operating activities		389,273	910,804	1,957,570	1,498,156
INVESTING ACTIVITIES					
Restricted term deposits		(550,819)	(390,692)	(1,138,676)	(791,518)
Additions to capital assets		-	(2,030,018)	(71,747)	(2,070,955)
Deferred development costs		-	(135,413)	-	(408,628)
Cash flow used in investing activities		(550,819)	(2,556,123)	(1,210,423)	(3,271,101)
CASH FLOW FROM FINANCING ACTIVITIES					
Mortgage for Head office building			1,250,000		1,250,000
Exercise of shares option		511,500	-	572,750	103,500
Repayment of Government grant		(28,351)	-	(56,810)	-
Repayment of mortgage payable		(31,151)	-	(91,012)	-
Cash flow from financing activities		451,998	1,250,000	424,928	1,353,500
Net Increase in Cash, cash equivalents and restricted cash equivalents during the period		290,452	(395,319)	1,172,075	(419,445)
Cash, cash equivalents and restricted cash equivalents, beginning of period		6,016,347	4,520,804	5,134,724	4,544,930
Cash, cash equivalents and restricted cash equivalents end of period		6,306,799	4,125,485	6,306,799	4,125,485
Cash and cash equivalents is comprised of:					
Cash and cash equivalents		3,440,133	3,602,131	3,440,133	3,602,131
Restricted cash equivalents		366,666	523,354	366,666	523,354
Un-restricted term deposits		2,500,000	-	2,500,000	-
Cash and cash equivalents		6,306,799	4,125,485	6,306,799	4,125,485

See notes to the consolidated financial statements

1. BASIS OF PRESENTATION:

Tri-Vision International Ltd./Ltée (the "Company") designs, develops, manufactures, and supplies electronic products for customers in the cable television ("CATV"), multimedia, and consumer electronics industries. The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

First Quarter Financial Statements have been presented on a comparative basis and have been prepared without audit. The Company's auditors have not been asked to audit or review these financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

New Pronouncements

During fiscal 2004, the Company adopted the following new pronouncements pursuant to changes in Canadian GAAP:

(a) AcG-14 "Disclosure of Guarantees" – requires a guarantor to disclose significant additional information about guarantees it has provided, without regard to whether it will have to make any payments under the guarantees. AcG-14 applies to agreements that contingently require the guarantor to make payments to the guaranteed party based on change in an underlying that is related to an asset, liability or an equity security of the guaranteed party or based on another entity's failure to perform under an obligating agreement. A guarantee includes an indirect guarantee of the indebtedness of another party.

(b) CICA Handbook Section 3063 – "Impairment of Long-lived Assets" requires a two step process to determine impairment of long-lived assets held for use. The first step is to determine when impairment is recognized, and the second measures the amount of the impairment. A loss is recognized on long-lived assets held for use whenever events or changes in circumstances indicate that its carrying value is not recoverable based on the undiscounted cash flows from its use and disposition. The amount of the loss is determined by deducting the asset's fair value (based on discounted cash flows) from its carrying value. Previously, the loss was determined by deducting the asset's net recoverable value (based on undiscounted cash flows) from its carrying value. The adoption of this section did not impact the Company's results.

(c) CICA Handbook Section 3870 – "Stock-based compensation and other stock-based payments" requires that options issued to employees and directors are accounted for using the fair value method of accounting. Previously, no compensation expense was recorded for stock options granted to employees and directors. The Company has selected the prospective method of adoption for all stock options awarded since April 1, 2003. Accordingly, results from prior years have not been restated. See details of the accounting policy under "Stock-based compensation plan" and note 10 for required disclosure.

Principles of consolidation:

The consolidated financial statements include the accounts of the Company together with its wholly-owned subsidiaries, Tri-Vision Electronics Inc. and Tri-Vision Technologies International Inc. All significant inter Company balances and transactions have been eliminated.

Cash and cash equivalents and term deposits:

Cash equivalents and short-term investments consist of short-term highly liquid investments. Cash equivalents have original maturities of less than 90 days at the time of purchase and are valued at cost, which approximates market value. Term deposits are temporary investments with original maturities of 90 days or greater, and are valued at cost, which approximates market value.

Inventories:

Raw materials, parts and supplies and finished goods inventories are valued at the lower of cost, determined on an average cost basis, or net realizable value.

Capital assets:

Capital assets are stated at cost. Amortization is provided at rates which are designed to allocate the cost of the assets over their estimated useful lives as follows:

Land		Nil
Building	- 4%	Declining balance basis
Moulds	- 20%	Straight-line basis
Equipment	- 20%	Declining balance basis
Tools and dies	- 100%	Straight-line basis
Furniture and fixtures	- 20%	Declining balance basis
Telephone system	- 20%	Straight-line basis

V-Chip license and patents:

V-Chip license and patents are recorded at cost less accumulated amortization. Amortization commenced with commercial production of the V-Chip products in 1999 and is calculated over 17 years on a straight–line basis.

The Company reviews the carrying amount of the V-Chip license and patents for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable when its carrying amount exceeds the undiscounted future net cash flows. When the net carrying amount of the V-Chip license and patents exceed the estimated net recoverable amount, the asset is written down to its fair value with a charge against income in the period that such determination is made. The amount of the write-down is determined by deducting the asset's fair value (based on discounted cash flows) from its carrying amount.

Foreign currency translation:

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the consolidated balance sheet dates. Non-monetary assets and liabilities are translated at exchange rates prevailing on the transaction dates. Revenue and expenses are translated at the average rates prevailing during the year. The resulting gains and losses are included in the determination of net income for the year.

Financial instruments:

The Company's financial instruments consist of current financial assets and liabilities, term deposits, government grants payable and mortgage payable. It is management's opinion that the Company is not exposed to significant interest or currency risks arising from these financial instruments. The fair value of these financial instruments is not materially different from the carrying value as presented in the consolidated balance sheets.

Research and development costs:

Development costs relating to specific projects that in the Company's view have met generally accepted criteria, including reasonable assurance regarding future benefits, are deferred and amortized based upon production. Amortization is calculated on a straight-line basis over 17 years for costs related to V-Chip technology development, and a range of 3 to 6 years for others. Amortization commences at the earliest of:

(a) the initial commercial use of the product or process;

(b) the sale of the product or process; and

(c) the year following the completion of the product or process.

All other research and development costs are charged to income (loss) in the period in which they are incurred.

The Company reviews the carrying amount of deferred development costs for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable by comparing the carrying amount to the related, estimated undiscounted future net cash flows. When the net carrying amount of deferred development costs exceeds the estimated net recoverable amount, the asset is written down with a charge against income in the period that such determination is made.

Income taxes:

The Company follows the liability method of tax allocation, under which future income tax assets and liabilities are determined based on the differences between the financial reporting and tax basis of assets and liabilities and are measured using the substantively enacted tax rates and laws that are expected to be in effect in the years in which the future income tax assessed and liabilities are expected to be settled or realized. The effect of a change in income tax rates on future income tax assets or liabilities is recognized in income in the period that the change occurs. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

Investment tax credits:

Investment tax credits are accrued when qualifying expenditures are made and there is reasonable assurance that the credits will be realized. The Company accounts for investment tax credits using the cost reduction method.

Stock-based compensation plan:

The Company has a stock-based compensation plan, which is described in note 10. Effective April 1, 2002, stock-based compensation awarded to non-employees is recognized as an expense using the fair value method and stock-based compensation awarded to employees and directors requires a pro-forma disclosure as if such awards were exercised using the fair value method.

Effective from April 1, 2003, the Company prospectively adopted the recommendations in CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", whereby stock options awarded to employees and directors from April 1, 2003 is recognized as an expense using the fair value method. Stock options awarded to employees and directors prior to April 1, 2003 but subsequent to April 1, 2002 require a pro-forma disclosure of net income and income per share as if these awards were expensed using the fair value method. These and other disclosures are outlined in note 10. Any consideration paid on exercise of stock options is credited to capital stock.

Use of estimates:

The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenue and expenses and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition:

Product sales revenue is recognized when the product is shipped to the customer or where title has transferred to the customer provided the Company has not retained any significant risk of ownership or future obligations with respect to sale of the product. Revenue from product sales is recognized net of sales discounts.

Royalty and licensing revenue earned on a per-unit basis is recognized based on contractual entitlements and when receipt is reasonably assured. Royalty and licensing revenue received as a one-time non-refundable payment for a fixed period of time is recognized when the payment has been received and the fixed period of time has commenced.

Net income per common share:

Basic income per common share is calculated by dividing the net income by the weighted average number of common shares outstanding during the period.

Diluted earnings per common share is calculated by dividing the applicable net earnings by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the period. The treasury stock method is used to compute the dilutive effect of options, warrants and similar instruments.

Government assistance:

Government grants received by the Company are recorded when the funds have been received by the Company. Grants which are non-repayable are recorded using the cost reduction method. Grants which are repayable are recorded as liabilities.

3. RESTRICTED CASH EQUIVALENTS AND RESTRICTED TERM DEPOSITS:

Restricted cash equivalents (term deposits with original maturities of less than 90 days) and restricted term deposits held by the Company at December 31, 2004 mature at various dates ranging from January 04 , 2005 to June 14, 2005 and are assigned as cash security against an outstanding letter of credit (note 9), which expires on December 31, 2005. Although the restricted cash equivalents and restricted term deposits mature, and the letter of credit expires, within one year after December 31, 2004, the Company is required to either renew the letter of credit with similar security or set aside cash in a restricted reserve fund as part of a licensing arrangement (note 18). At December 31, 2004, current liabilities include $378,143 (March 2004 - $524,428) relating to such costs which may be paid using the funds held in restricted cash equivalents and restricted term deposits. Accordingly, $366,666 (March 2004 – $524,428) of the restricted cash equivalents have been classified as current assets. The balance of term deposits restricted as collateral for the letter of credit of $2,091,173 (March 2004-$952,497) is classified as non-current.

4. CREDIT RISK AND CONCENTRATION OF CREDIT RISK:

The Company's exposure to credit risk at December 31, 2004 is equal to the carrying amount of its accounts receivable. Three customers (March 2004 – three customer) represent 70.2% (March 2004 – 59.9%) of the accounts receivable period-end balance.

5. INVENTORIES:

Inventories consist of the following:	December 31 2004 $	March-31 2004 $
Raw materials (converters and equipment)	221,499	226,438
Raw materials (parts and supplies)	600,768	548,164
Finished goods (converters and transmitters)	119,087	360,976
Finished goods (cable equipment)	289,380	144,276
	1,230,734	1,279,854

6. DEFERRED DEVELOPMENT COSTS:

Deferred development costs consist of the following:

	December 31 2004 $	March-31 2004 $
Balance, beginning of period	2,879,168	3,269,335
Costs deferred during the period (note 12)	-	193,913
	2,879,168	3,463,248
Less amortization for the period (note 12)	(415,260)	(584,080)
Balance, end of period	2,463,908	2,879,168

The Company is continually assessing the viability of its projects under development. In quarter ending June 30 2004, as a result of this review, the Company increased its amortization by nil (March 2004–$78,726) to write off projects no longer being pursued.

The Company incurs research and development costs in order to develop new products for enhancing its sales. The Company's ongoing and completed projects are as follows:

	December 31 2004 $	March-31 2004 $
Ongoing Projects:		
Electronic power meter	134,729	134,729
FSK modem	28,356	28,356
	163,085	163,085
Completed Projects:		
V- Chip licensing	2,935,885	2,935,885
V- Chip development	785,834	785,834
R. F. technology	724,058	724,058
Idleaire project	491,203	491,203
Other	2,141,591	2,141,591
	7,078,571	7,078,571
Total costs capitalized	7,241,656	7,241,656
Less accumulated amortization	(4,777,748)	(4,362,488)
	2,463,908	2,879,168

7. CAPITAL ASSETS (Notes 9, 14 and 15):

Capital assets consist of the following:

	Cost $	Accumulated amortization $	Net book value Dec 31-2004 $	Cost $	Accumulated amortization $	Net book value March 31-2004 $
Land	939,000	-	939,000	939,000	-	939,000
Building	1,091,017	44,744	1,046,273	1,091,017	12,236	1,078,781
Equipment	551,950	343,526	208,424	523,203	307,357	215,846
Furniture and fixtures	55,425	46,310	9,115	55,425	40,615	14,810
Telephone System	43,000	2,867	40,133	-	-	-
	2,680,392	437,447	2,238,945	2,608,645	360,208	2,248,437

8. V-CHIP LICENSE AND PATENTS:

On June 10, 1997 the Company signed formal agreements with V-Chip Canada Enterprises Ltd. to acquire the worldwide rights to the V-Chip technology for a 20-year period. This technology allows the owner of a television set to restrict programs available. Under the terms of these agreements, Tri-Vision Electronics Inc. has been granted an exclusive license in respect of the trademark, patent and other intellectual property rights relating to the V-Chip technology at a cost of $10,020,000.

During fiscal 2000, an additional 3,400,000 shares of the Company were issued from treasury to V-Chip Canada Enterprises Ltd. as compensation for revision to the licensing agreement. Under the new agreement sales quota targets for the Company were eliminated and the requirement to pay a portion of licensing royalty to V-Chip Canada Enterprises Ltd. was removed. A total value of $5,270,000 has been allocated to the license cost based on the range of average trading prices for the Company's shares listed on the Toronto Stock Exchange for the period of seven days prior and seven days subsequent to regulatory approval of the transaction.

	Cost $	Accumulated amortization $	Net book value Dec 31-2004 $	Cost $	Accumulated amortization $	Net book value March 31-2004 $
V-Chip license	15,290,000	5,781,700	9,508,300	15,290,000	5,086,000	10,204,000
Patents	34,915	10,270	24,645	34,915	10,270	24,645
	15,324,915	5,5,791,970	9,532,945	15,324,915	5,096,270	10,228,645

The amortization of the V-Chip license and patents in the amount of $695,700 (2003 - $695,700) is included in cost of sales on the consolidated statements of income and deficit.

9. BANK FACILITIES:

At December 31, 2004, the Company had available a bank overdraft facility from HSBC Bank Canada in the amount of $1,000,000 (2003 - $1,000,000) of which up to U.S. $300,000 (2003 – U.S. $300,000) is available by way of U.S. dollar direct advances and up to $500,000 (2003 - $500,000) is available by way of letters of credit. Bank indebtedness at quarter end is nil (2003 - nil). Amounts advanced under the overdraft facility are payable on demand and bear interest at the bank's Canadian prime rate of 4.25% as at December 31, 2004 (March 2004 – 4.00%) plus 1.0% per annum. Amounts advanced in U.S. dollars under the overdraft facility are also payable on demand and bear interest at the bank's U.S. base rate of 5.75% as at December 31, 2004 (March 2004 - 4.50%) plus 1.0% per annum. Borrowings under these facilities are collateralized by a general assignment of book debts, a charge over inventories, a general security agreement over all assets, assignment of risk insurance, and security over cash and deposits of the Company and its subsidiaries, and the indemnity agreements with respect to issuance of standby letters of credit.

At December 31, 2004, the Company also had available a separate cash secured letter of credit facility in the amount of C$3,300,000 (March 2004 - $3,300,000) in connection with the licensing arrangement described in note 18. At December 31, 2004, letters of credit amounting to U.S.$ nil (March 2004 – U.S.$1,126,306) were issued under this credit facility. The company has since replaced this letter of guarantee with Royal Bank of Canada.

The Company also has in place new banking facilities with Royal Bank of Canada to replace the facility from HSBC Bank of Canada. The terms and conditions under negotiation with the RBC Royal Bank are as follows:

Borrowings under these facilities are anticipated to have similar limits as the current facilities to be collateralized by a general assignment of book debts, a charge over inventories, a general security agreement over all assets, assignment of risk insurance, security over cash and deposits of the Company and its subsidiaries, and the indemnity agreements with respect to issuance of standby letters of credit.

At December 31, 2004, the company also made available a separate cash secured letter of credit facility from Royal Bank of Canada in the amount of C$2,500,000 (March 2004 - $nil)in connection with the licensing arrangement described in note 18. At December 31, 2004, letters of credit amounting to US$1,670,871 (March 2004 - $nil)were issued under credit facility

10. CAPITAL STOCK:

(i) The Company is authorized to issue unlimited shares without nominal or par value divided into common shares and preferred shares.

(ii) Common shares issued and outstanding:

	No. of Shares	$
Stated capital:		
Common shares:		
Balance at December 31, 2002,	53,580,313	33,771,986
Exercise of options (c)	250,000	115,000
Balance as at December 31, 2003	53,830,313	33,886,986
Exercise of options (a)	2,200,000	572,750
Balance at December 31, 2004	56,030,313	34,459,736

(iii) Contributed surplus:

	December 31 2004 $	March-31 2004 $
Balance, beginning of period	145,200	74,700
Additions during the period – options (b) (c)	59,760	70,500
Balance, end of period	204,960	145,200

Stock options:

On September 25, 1998, the Board of Directors adopted a Stock Option Plan (the "Plan") as amended on September 18, 2003. The Plan provides for options to be granted to the benefit of employees, directors, officers and service providers of the Company.

The maximum number of common shares that may be issued under the Plan is limited to 7,055,700. The aggregate number of common shares reserved for issuance pursuant to options granted under the Plan and options granted under any other share compensation arrangement to any one participant shall not exceed 5% of the issued and outstanding common shares.

Options shall be granted for a term not exceeding 10 years, while the vesting period may fluctuate between options granted. The exercise price per stock option is based on the closing sale price of the shares of the Company on the Toronto Stock Exchange on the trading day immediately preceding the date the option is granted. If the shares of the Company were not traded on the trading day immediately preceding the date the option is granted, the exercise price is based on the weighted average trading price during the five trading days preceding the date the option is granted.

The outstanding stock options have expiry dates ranging from September 18, 2005 to September 19, 2006, with exercise prices ranging from $1.040 to $2.000. All options vested when they were granted unless indicated otherwise. The following is the continuity of common share stock options for which shares have been reserved:

	Options	Weighted Average Exercise Price $
Balance December 31, 2002	2,300,000	0.323
Granted (a) (b)	500,000	1.140
Expired (c)	(100,000)	1.500
Exercised (b) (c)	(250,000)	0.460
Granted (c)	300,000	1.040
Balance, December 31, 2003	2,750,000	0.494
Granted (c)	300,000	2.000
Exercised (a)	(2,200,000)	0.260
Balance, December 31, 2004	850,000	1.632

The following table summarizes information about the common share stock options outstanding at December 31, 2004:

Exercise Price $	Options Outstanding	Weighted Average Remaining Contractual Life (in years)	Options Exercisable
1.040	300,000	1.72	100,000
1.500	50,000	0.72	50,000
2.000	200,000	072	200,000
2.000	300,000	1.71	75,000
1.040 to 2.000	850,000	1.42	425,000

The weighted average price of options exercisable at December 31, 2004 is $1.715.

The following table summarizes information about the common share stock options granted during the period April 2004 to December, 2004:

Exercise Price	Options	Weighted Average Exercise Price $	Weighted Average Fair Value $
Exceeds market price at grant date	300,000	2.000	0.66

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Dec 31 2004	March 31 2004
Risk free interest rate	2.45% to 2.55%	2.55%
Expected dividend yield	0%	0%
Expected volatility	72.1% to 75.3%	69.4% to 75.3%
Expected time until exercise, in years	0.72 to 1.72	1.5 to 2.5

For stock options granted to consultants (b) and an employee (c) during the period $59,760 (March 2004-$70,500), respectively, have been included in selling, general and administrative expense and credited to contributed surplus based on their fair values at their grant dates consistent with the method prescribed by the CICA Handbook Section 3870.

(a) **Stock options to directors:**

On December 21, 2001, the Company granted stock options to certain directors to purchase up to 1,950,000 common shares at a price of $0.245 per share expiring on December 21, 2004. All these options were exercised by December 31 2004.

On November 13, 2002, the Company granted stock options to a director to purchase up to 250,000 common shares at an exercise price of $0.38 per share. The options vested as to one quarter immediately and a further one quarter on the six, twelve and eighteen months anniversaries of the date of grant. These options were expiring on November 13, 2004. All these options were exercised during the period ended December 31, 2004.

(b) **Stock options to consultants:**

Century Communications:

On June 20, 2002, the Company granted Century Communications options to acquire 150,000 common shares at an exercise price of 0.46 per share expiring on June 2, 2003. These options were exercised during fiscal 2004.

On September 18, 2003 the Company granted Century Communications options to acquire 100,000 common shares at an exercise price of $2.00 and another option to acquire 50,000 common shares at an exercise price of $1.50 per share with an expiry date of September 18, 2005. The first options of 100,000 common shares vested 50% on the date of grant and remaining 50% on the date one year after the date of grant. The second options of 50,000 common shares vested on the date of grant. None of these options were exercised by December 31, 2004

Other consultants:

On October 2, 2003 the Company granted a consultant options to acquire 300,000 common shares at an exercise price of $1.04 per share expiring on September 19, 2006. The option shall vest as to 50,000 optioned shares for each U.S. $1,000,000 sales revenue received in cash by the Company during the option term. 100,000 of the options were vested as at September 30, 2004. None of these options were exercised by December 31, 2004

On September 15, 2004 the Company granted Acumen Capital Finance Partners Limited a consultant options to acquire 300,000 common shares at an exercise price of $2.00 per share expiring on September 15, 2006.The options shall vest as to 1/8th immediately and another 1/8th on completion of each quarter from the date of grant. 75,000 of these options were vested by December 31, 2004.None of these options were exercised by December 31, 2004.

(c) **Stock options to employees:**

On December 21, 2001, the Company granted an executive options to acquire 100,000 common shares at an exercise price of $0.46 per share and 100,000 common shares at an exercise price of $1.50 per share with all options expiring on April 20, 2003. 25,000 options with an exercise price of $0.46 per share were exercised during fiscal 2003 and 75,000 options with an exercise price of $0.46 per share were exercised in fiscal 2004. All other options expired unexercised during fiscal 2004.

On September 18, 2003 the Company granted an executive options to acquire 100,000 common shares at an exercise price of $2.00 per share with all options expiring on September 18, 2005. These options vested 50% on the date of grant and the remaining 50% one year from the date of grant. None of these options were exercised by December 31, 2004..

11. SEGMENTED INFORMATION:

The Company designs, manufactures, and supplies electronic products for customers in the CATV, multimedia and consumer electronics industries, which, in aggregate, form the cable television business. The Company manages its operations under one segment, which provides products to the cable television business. Operating expenses are managed at the total Company level by major type of expense category and, as such, are not allocated to the major revenue generating products. This represents the manner in which the Company is organized and managed for assessing performance and making resource allocation decisions.

The following table shows certain information with respect to product line revenue:

	For three months ended December 31		For nine months ended December 31	
	2004	2003	2004	2003
	$	$	$	$
V-Chip licensing and decoder	580,195	790,779	1,927,025	2,684,512
Converters and transmitters	16,780	150,892	312,354	328,906
Idleaire equipment	87,675	175,523	1,320,159	904,642
Cable equipment	671,747	467,928	2,361,933	1,701,094
Other	36,416	152,699	205,503	557,626
	1,392,813	1,737,821	6,126,974	6,176,780

A summary of revenue segmented by the customers' country of residence is as follows:

	For three months ended December 31		For nine months ended December 31	
	2004	2003	2004	2003
	$	$	$	$
Canada	152,729	416,821	799,741	1,021,084
United States	469,493	418,012	2,782,444	1,555,438
Japan	554,211	759,157	1,361,009	2,065,385
Korea	34,780	9,320	34,780	694,462
Thailand	3,142	-	440,456	-
West Indies	137,414	58,677	410,631	260,350
Middle East	-	-	19,140	192,469
Others	41,044	75,834	278,773	387,592
	1,392,813	1,737,821	6,126,974	6,176,780

Assets are maintained only in Canada, and all expenses are incurred out of the Company's headquarters in Canada.

12. GOVERNMENT ASSISTANCE:

The Company has received government grants totalling 495,000 which are repayable beginning July 2005 at a specified percentage of revenue. The grants are interest free unless required repayments have become overdue, in which case interest is charged at an annual rate of 12.68%.

13. RESEARCH AND DEVELOPMENT EXPENSE:

Research and development expense consists of the following:

	For three months ended December 31		For nine months ended December 31	
	2004	2003	2004	2003
	$	$	$	$
Total research and development costs incurred during the period	101,154	147,888	285,728	485,688
Deferred development costs (note 6)	-	(135,414)	-	(408,628)
Amortization of deferred development costs (note 6)	138,420	138,420	415,260	415,260
Net research and development expense	239,574	150,895	700,988	492,320

14. MORTGAGE PAYABLE:

	Dec 31 2004	March 31 2004
	$	$
Mortgage payable on land and building (note 7), bearing variable interest at Canadian Imperial Bank of Commerce (CIBC) prime rate less 0.5%, due December 12, 2008 with repayments of $15,000 monthly including principal and interest	1,139,908	1,230,920
Less current portion	(126,000)	(121,000)
	1,013,908	1,109,920

The aggregate amount of principal repayments required in each of the next five fiscal years is as follows:

2005	126,000	121,000
2006	133,000	127,000
2007	141,000	134,000
2008	153,000	141,000
2009	460,908	707,920
	1,171,059	1,230,920

Mortgage interest expense recorded in the consolidated statements of income and deficit is $40,221 (December-2003 -$nil).

15. RELATED PARTY TRANSACTIONS:

(a) During fiscal 1999, $140,000 was advanced to a director of the Company of which $2,199(2003 - $19,214) is still outstanding and is included in accounts receivable. The advances are unsecured, non-interest bearing and due on demand.

(b) During nine months ended December 31, 2004 the Company paid one of its directors $50,000 (2003 – $45,000) for technical consulting services.

16. INCOME TAXES:

As at December 31, 2004, the Company has federal non-capital loss carry forwards of approximately $4.7 million and provincial non-capital loss carry forwards of approximately $6.2 million. The loss carry forwards expire as follows:

	Federal $	Provincial $
2006	2,500,000	4,067,000
2007	445,000	445,000
2008	380,000	380,000
2009	597,000	597,000
2010	290,000	290,000
2011	293,000	293,000
	4,505,000	6,072,000

At December 31, 2004, the Company also has undeducted scientific research and experimental development expenses of approximately $3.4 million that can be carried forward indefinitely.

17. CONSOLIDATED STATEMENTS OF CASH FLOWS:

	Nine months ended Dec 31 2004 $	Nine months ended Dec 31 2003 $
Cash paid for mortgage and other interest expense	40,221	-
Cash received from interest income	69,438	49,365
Cash paid for income taxes	259,248	354,684

18. CONTINGENCIES:

Under the terms of the Company's licensing arrangement, the Company is required to pay for a portion of legal expenses incurred by a licensee in defending patent infringement claims relating to the technology licensed from the Company. The cumulative amount of legal costs that the Company is obligated to pay is capped at 46% of the cumulative royalty revenue the Company has earned (from a certain specific TV manufacturer) from the licensing arrangement which at December 31, 2004 amounts to U.S. $1,671,000 (2003 – U.S. $1,125,000) and is secured by a letter of credit provided by the Company's bank (notes 3 and 9). During the period, the Company incurred nil (2003 - nil) for such legal costs which are included in cost of sales on the consolidated statements of income and deficit. Management has made provisions based on information provided by the licensee and believes that it has adequately provided for the Company's obligation under the licensing arrangement.

19.NET INCOME PER COMMON SHARE:

	Nine months December 2004	Nine months December 2003
	$	$
Net(Loss)/income for the quarter – basic and diluted	(233,511)	131,276
Weighted average number of common shares outstanding during the year - basic	56,030,313	53,795,595
- diluted	56,455,150	55,031,295
Net income per share – basic and diluted	(0.004)	0.002

20. SUBSEQUENT EVENT:

A Petition was filed on November 3, 2004 with the U.S. Federal Communication Commission ("FCC") by the Consumer Electronics Association ("CEA") requesting clarification and/or reconsideration of the FCC's recently adopted rules regarding the functionality of v-chip in digital television receivers. The CEA is the principal U.S. trade association for the consumer electronics industry and its members include the world's leading consumer electronics manufacturers. The rules, as presently drafted, require all digital television receivers to contain v-chip functionality that will permit the current TV ratings system to be modified. Tri-Vision believes that its patented v-chip technology is the only known technology that provides this functionality.

Tri-Vision is of the view that the concerns expressed by the CEA in its Petition are already being addressed in its current Licensing policies. In addition the representatives of the Company have arranged to meet with the FCC to address the concerns raised in the CEA Petition and to respond to any questions or concerns the FCC may have regarding the same.